UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                                   COORSTEK, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   217020 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)


      JOHN K. COORS                           JENNINGS J. NEWCOM, ESQ.
      C/O ADOLPH COORS COMPANY                DAVIS GRAHAM & STUBBS LLP
      MAIL STOP VR 900                        1550 17TH STREET, SUITE 500
      GOLDEN, COLORADO 80401                  DENVER, COLORADO 80202
      (303) 277-3497                          (303) 892-9400
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                NOVEMBER 11, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            ADOLPH COORS, JR. TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    700,000
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   700,000
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            700,000
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 6.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            GROVER C. COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    681,753
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   681,753
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            681,753
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.8%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            MAY KISTLER COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    431,663
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   431,663
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            431,663
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            HERMAN F. COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    358,750
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   358,750
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            358,750
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AUGUSTA COORS COLLBRAN TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    253,837
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   253,837
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            253,837
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            BERTHA COORS MUNROE TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    285,122
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   285,122
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            285,122
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            LOUISE COORS PORTER TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    230,055
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   230,055
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            230,055
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    62,500
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   62,500
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            62,500
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO FRANK E. FERRIN
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,838
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,838
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,838
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO JOSEPH J. FERRIN
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,838
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,838
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,838
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO FRANCES M. BAKER
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,839
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,839
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,839
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            WILLIAM K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    31,608
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   31,608
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            463,271
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOHN K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    196,288*
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   196,288*
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            627,951*
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.3%*
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN*
--------------------------------------------------------------------------------

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 181,785 shares.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            PETER H. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    2,268
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   2,268
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            433,931
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS, JR.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    488,130*
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   488,130*
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            919,793*
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 7.6%*
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------
* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 400,994 shares.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JEFFREY H. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    18,134
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   18,134
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            449,797
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.8%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    784
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   62,500
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   784
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     62,500
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            63,284
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            DARDEN K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    41
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   41
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            41
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000, as amended (the "Schedule 13D"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by CoorsTek, Inc. (the "Company") and is being filed to disclose (i) additional Reporting Persons and (ii) a change in the intent of the Reporting Persons. For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

ITEM 1.   SECURITY AND ISSUER

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D relates to common stock, $0.01 par value per share, issued by the Company ("Common Stock").

The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

The Company designs and manufactures components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to Common Stock described in this Schedule 13D: the Adolph Coors, Jr. Trust; the Grover C. Coors Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; the Augusta Coors Collbran Trust; the Bertha Coors Munroe Trust; the Louise Coors Porter Trust; the Joseph Coors Trust; the Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin; the Janet H. Coors Irrevocable Trust fbo Joseph J. Ferrin; Janet H. Coors Irrevocable Trust fbo Frances M. Baker; William
K. Coors; John K. Coors; Peter H. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Joseph Coors; and Darden K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

          A.  Trusts

Name               Principal Place                State of                  Principal              Trustees
                   of Business                    Organization              Business
----               -----------                    ------------              --------               --------
Adolph Coors,      c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Jr. Trust          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries       J. Bradford Coors
                                                                                                   Melissa E. Coors

Grover C.          c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Joseph Coors, Jr.
                                                                            of beneficiaries       Jeffrey H. Coors
                                                                                                   Peter H. Coors
                                                                                                   John K. Coors

Herman F.          c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors
                                                                                                   Darden K. Coors

May Kistler        c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Augusta Coors      c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Collbran Trust     Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Bertha Coors       c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Munroe Trust       Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Louise Coors       c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Porter Trust       Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Joseph Coors       c/o Adolph Coors Company       Administered under the    To manage trust        Joseph Coors
Trust              Mail Stop VR 900               laws of the state of      assets for the         William K. Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Joseph Coors, Jr.
                                                                            of beneficiaries       Jeffrey H. Coors
                                                                                                   Peter H. Coors

Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Frank E. Ferrin    Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries


Name               Principal Place                State of                  Principal              Trustees
                   of Business                    Organization              Business
----               -----------                    ------------              --------               --------
Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Joseph J. Ferrin   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries

Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Frances M. Baker   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries


None of the above named trusts has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

          B.  Natural Persons

Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection A. In addition, pursuant to Rule 13d-3, each of the trustees of the May Kistler Coors Trust may be deemed to beneficially own 431,663 shares of Common Stock held in that trust. Each trustee disclaims beneficial ownership of the shares of Common Stock held by that trust. Some of these individuals also are direct beneficial owners of Common Stock.

Name                  Business Address                                    Present Principal Occupation
----                  ----------------                                    ----------------------------
Darden K. Coors       c/o Graphic Packaging International Corporation     Counsel of Graphic Packaging International
                      81 Hall Street                                      Corporation ("Graphic Packaging"), a
                      Concord, New Hampshire 03301                        company in the packaging-based business.

J. Bradford Coors     c/o Adolph Coors Company                            General Manager of Adolph Coors Company
                      311 10th Street, Mail #BC400                        ("Coors"), a holding company for beer and
                      Golden, Colorado 80401                              other consumer beverage manufacturing
                                                                          businesses.

Jeffrey H. Coors      c/o Graphic Packaging International Corporation     Chairman, President, and a director of
                      4455 Table Mountain Drive                           Graphic Packaging.
                      Golden, Colorado 80403

John K. Coors         c/o CoorsTek, Inc.                                  Chairman, Chief Executive Officer, President
                      16000 Table Mountain Parkway                        and director of the Company.
                      Golden, Colorado 80403

Joseph Coors          c/o Adolph Coors Company                            Director Emeritus of Graphic Packaging;
                      311 10th Street, Mail #NH311                        Director Emeritus of Coors.
                      Golden, Colorado 80401

Joseph Coors, Jr.     c/o CoorsTek, Inc.                                  Retired.
                      16000 Table Mountain Parkway
                      Golden, Colorado 80403

Melissa Eaton         c/o Coors Brewing Company                           Denver Venue Manager for Coors Brewing
Coors                 311 10th Street, Mail #NH495                        Company ("Coors Brewing"), a brewery and
                      Golden, Colorado 80401                              subsidiary of Coors.

Name                  Business Address                                    Present Principal Occupation
----                  ----------------                                    ----------------------------
Peter H. Coors        c/o Adolph Coors Company                            Chief Executive Officer, President, and a
                      311 10th Street, Mail #NH300                        director of Coors; Chairman of Coors
                      Golden, Colorado 80401                              Brewing.

William K. Coors      c/o Adolph Coors Company                            Director Emeritus of the Company; Director
                      311 10th Street, Mail #NH311                        of Graphic Packaging; Chairman of the Board
                      Golden, Colorado 80401                              of Coors.


None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

    All of the above named persons are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

All shares of the Common Stock held by the Reporting Persons other than Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging (formerly known as ACX Technologies, Inc.). One share of the Company's Common Stock was distributed for every four shares of common stock of Graphic Packaging held by the Reporting Persons under the Company's Registration Statement on Form 10, initially filed with the SEC under the Act on October 6, 1999. All of the shares of Common Stock beneficially owned by Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging, except for certain shares of Common Stock purchased in the open market or upon the exercise of options, with such individual's personal funds, either through the exercise of outstanding employee stock options or the Company's employee stock purchase plan.

In connection with the proposed transaction described in Item 4, an affiliate of Keystone Holdings LLC has received a commitment letter from Wells Fargo, dated November 11, 2002, pursuant to which Wells Fargo will, subject to certain conditions, make available to an affiliate of Keystone Holdings LLC an advancing term loan for the purpose of consummating the transaction.

This summary of the commitment letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the commitment letter attached as Exhibit 99.3.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

On November 11, 2002, John K. Coors, in his capacity as manager of Keystone Holdings LLC, delivered a letter to the Board of Directors of the Company proposing, subject to certain conditions, an acquisition of all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of the Company not currently owned, directly or indirectly, by the Reporting Persons (the "Public Shares"). Keystone Holdings LLC is a Delaware limited liability company owned by certain of the trusts and John K. Coors.

The proposed transaction would, if consummated, be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and a company to be formed for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $21.00 in cash per share of Common Stock, which would represent a premium of approximately 31% over the closing price per share of Common Stock on November 8, 2002.

The required financing for the proposed transaction is available from existing funds and a new bank facility with respect to which a commitment letter has been obtained, a copy of which is attached as Exhibit 99.3.

Consummation of the proposed transaction would be subject to, among other things, (a) the execution of definitive merger and financing agreements, (b) no material adverse change in the business or prospects of the Company, (c) redemption of the CoorsTek Series A Junior Participating Preferred Stock Rights to the extent necessary for the proposed transaction to proceed without triggering such rights, (d) a minimum tender condition of that number of Public Shares which, when added to the shares of Common Stock already owned by the Reporting Persons, equals at least 90% of all outstanding Common Stock, and (e) any necessary regulatory approvals.

Keystone Holdings LLC has indicated that it is prepared to leave its proposal open until November 26, 2002, but reserves the right to amend or withdraw its proposal and to terminate further discussions at any time prior to the execution of definitive agreements.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMPANY COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

This summary of the offer letter to the Board of Directors of the Company does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 99.2.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page.

The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing, including shares underlying options with the right to acquire beneficial ownership within 60 days, is 3,785,448 or 31.5% of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Bradford Coors, Melissa E. Coors, and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph C. Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, the Herman F. Coors Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust, the Louise Coors Porter Trust, the Joseph Coors Trust, the Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin, the Janet H. Coors Irrevocable Trust fbo Joseph F. Ferrin, and the Janet H. Coors Irrevocable Trust fbo Frances M. Baker.

Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust.

In connection with the proposed acquisition, an affiliate of Keystone Holdings LLC has received a commitment letter from Wells Fargo, dated November 11, 2002, pursuant to which Wells Fargo will, subject to certain conditions, make available to an affiliate of Keystone Holdings LLC an advancing term loan for the purpose of consummating the transaction. A copy of the commitment letter is attached as Exhibit 99.3.

Except as described herein, no Reporting Person nor J. Bradford Coors nor Melissa E. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

The following Exhibits are incorporated in the Schedule 13D filed by the Reporting Persons with respect to the Company:

          99.1      Joint Filing Agreement.

          99.2 Offer Letter from Keystone Holdings LLC to the Company dated November 11, 2002.

          99.3      Commitment Letter from Wells Fargo, dated November 11, 2002.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NOVEMBER 12, 2002
                                        ---------------------------------------
                                        Date

                                         /s/ JOHN K. COORS
                                        ---------------------------------------
                                        Signature

                                        JOHN K. COORS, IN HIS INDIVIDUAL
                                        CAPACITY AND AS ATTORNEY-IN-FACT
                                        ---------------------------------------
                                        Name/Title

                                        Power of Attorney for Adolph Coors, Jr.
                                        Trust, Grover C. Coors Trust, May
                                        Kistler Coors Trust, Herman F. Coors
                                        Trust, William K. Coors, Joseph Coors,
                                        Jr., and Jeffrey H. Coors, filed
                                        February 14, 2001

                                        Power of Attorney for Augusta Coors
                                        Collbran Trust, Bertha Coors Munroe
                                        Trust, Louise Coors Porter Trust, Joseph
                                        Coors Trust, Janet H. Coors Irrevocable
                                        Trust fbo Frank E. Ferrin, Janet H.
                                        Coors Irrevocable Trust fbo Joseph J.
                                        Ferrin, Janet H. Coors Irrevocable Trust fbo Frances M. Baker, Joseph Coors, Peter H. Coors, J. Bradford Coors, and Darden K. Coors, filed as Exhibit 99.1 to this filing